United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2006

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ..)

Aracruz Celulose S.A.
Quarterly Financial Information
(ITR) as of June 30, 2006 and Report
of Independent Registered Public
Accounting Firm

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION	Corporate Legislation
QUARTERLY INFORMATION - ITR	Period - 06/30/2006
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.02 - ADDRESS OF HEAD OFFICES

01 - COMPLETE ADDRESS		02 - DISTRICT		03 - ZIP CODE (CEP)
Caminho Barra do Riacho, s/nº - km 25		Barra do Riacho		29.197-900

04 - CITY		05 - STATE
Aracruz		Espírito Santo

06 - AREA CODE	07 - TELEPHONE	08 - TELEPHONE	09 - TELEPHONE	10 - TELEX
027	3270-2442	3270-2540	3270-2844	--

11 - AREA CODE	12 - FAX NO.	13 - FAX NO.	14 - FAX NO.
027	3270-2590	3270-2171	3270-2001

15 - E-MAIL
mbl@aracruz.com.br

01.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)

01 - NAME
Isac Roffé Zagury

02 – COMPLETE ADDRESS			03 - DISTRICT
Av. Brigadeiro Faria Lima, 2277 - 3 th and 4 th Floor			Jardim Paulistano

04 - ZIP CODE (CEP)		05 - CITY		06 - STATE
01.452-000		São Paulo		SP

07 - AREA CODE	08 - TELEPHONE	09 - TELEPHONE	10 TELEPHONE	11 - TELEX
011	3301-4160	3301-4139	3301-4194	--

12 - AREA CODE	13 - FAX NO	14 - FAX NO	15 - FAX NO
011	3301-4202	3301-4117	3301-4275

16 - E-MAILL
iz@aracruz.com.br

01.04 – ACCOUNTANT / REFERENCE

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 – ENDING	3 – NUMBER	4 - BEGINNING	5 - ENDING	6 – NUMBER	7 - BEGINNING	9 - ENDING
01/01/2006	12/31/2006	2	04/01/2006	06/30/2006	1	01/01/2006	03/31/2006

9 – NAME / ACCOUNTANT CORPORATE NAME					10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes					00385-9

11 – NAME OF THE TECHNICAL RESPONSIBLE					12 – CPF Nº
Celso de Almeida Moraes					680.686.898-34

01.05 – CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK

NUMBER OF SHARES	1 - CURRENT QUARTER	2 – PREVIOUS QUARTER	3 –QUARTER PREVIOUS YEAR
(Thousands)	06/30/2006	03/31/2006	06/30/2005
PAID-IN CAPITAL
1 – COMMON	455,391	455,391	455,391
2 –PREFERRED	577,163	577,163	577,163
3 – TOTAL	1,032,554	1,032,554	1,032,554
IN TREASURY
4 – COMMON	483	483	483
5 –PREFERRED	1,483	1,483	1,378
6 – TOTAL	1,966	1,966	1,861

01.06 - SOCIETY CHARACTERISTICS

1 - TYPE OF SOCIETY
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

2 – SITUATION
IN OPERATION

3 – ACTIVITY CODE
1040 – PAPER AND PULP INDUSTRY

4 – ACTIVITY OF THE SOCIETY
PRODUCTION OF BLEACHED EUCALYPTUS PULP

5 – TYPE OF CONSOLIDATED
TOTAL

6 - AUDITORS’REPORT TYPE
UNQUALIFIED OPINION

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS
01 - ITEM	02 – TAXPAYER NO.	03 – NAME

01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER

1 – ITEM	2 – EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - PAYMENT BEGAIN	6 - STOCK TYPE	7 - STOCK OF VALUE
01	AGO/E	04/28/2006	Dividend	05/15/2006	ON	0,1378479039
02	AGO/E	04/28/2006	Dividend	05/15/2006	PNA	0,1516326943
03	AGO/E	04/28/2006	Dividend	05/15/2006	PNB	0,1516326943
04	RD	03/23/2006	Interests On Stockholders’ Capital	04/13/2006	ON	0,0817897563
05	RD	03/23/2006	Interests On Stockholders’ Capital	04/13/2006	PNA	0,0899687319
06	RD	03/23/2006	Interests On Stockholders’ Capital	04/13/2006	PNB	0,0899687319

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN ACCOUNTING PERIOD IN COURSE

1 – ITEM	2 –DATE OF CHANGE	3 - VALUE OF THE SUBSCRIBED CAPITAL (REAL THOUSAND)	4 - VALUE OF THE ALTERATION (REAL THOUSAND)	5 - ORIGIN OF THE ALTERATION	7 – AMOUNT OF OUTSTANDING STOCKS (THOUSAND)	8 – VALUE PER SHARE ON THE ISSUE DATE (REAL)

01.10 - DIRECTOR OF INVESTOR RELATIONS
01 - DATE	02 – SIGNATURE
07/06/2006	/s/ Isac Roffé Zagury

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2006	4 – DATE – 03/31/2006
1	TOTAL ASSETS	8,634,063	8,655,139
1.1	CURRENT ASSETS	1,324,750	1,551,420
1.1.1	CASH AND CASH EQUIVALENTS	1,380	625
1.1.2	CREDITS	472,414	552,299
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	206,338	296,405
1.1.2.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	19,341	16,421
1.1.2.3	ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS	2,442	3,492
1.1.2.4	EMPLOYEES	4,697	4,728
1.1.2.5	SUPPLIERS	6,934	5,362
1.1.2.6	SUBSIDIARIES	3	4
1.1.2.7	TAXES	228,822	221,481
1.1.2.8	OTHERS	3,837	4,406
1.1.3	INVENTORIES	184,863	183,503
1.1.3.1	SUPPLIES	92,035	89,757
1.1.3.2	RAW MATERIALS	48,805	46,208
1.1.3.3	FINISHED GOODS	43,711	47,268
1.1.3.4	PRODUCTS IN PROCESS	0	0
1.1.3.5	OTHERS	312	270
1.1.4	OTHERS	666,093	814,993
1.1.4.1	DEBT SECURITIES	645,649	808,779
1.1.4.2	FINANCIAL APPLICATION	15,051	0
1.1.4.3	PREPAID EXPENSES	5,383	6,204
1.1.4.4	FIXED ASSETS AVAILABLE FOR SALE	0	0
1.1.4.5	OTHERS	10	10
1.2	LONG-TERM ASSETS	256,712	249,390
1.2.1	CREDITS	197,656	190,230
1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	0	0
1.2.1.2	SUPPLIERS	188,041	179,924
1.2.1.3	TAXES	9,615	9,540
1.2.1.4	OTHERS	0	766

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2006	4 – DATE – 03/31/2006
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	5,838	5,758
1.2.2.1	FROM AFFILIATES	0	0
1.2.2.2	FROM SUBSIDIARIES	5,838	5,758
1.2.2.3	OTHERS	0	0
1.2.3	OTHERS	53,218	53,402
1.2.3.1	DEBT SECURITIES	5,462	5,311
1.2.3.2	ESCROW DEPOSITS	47,756	48,091
1.2.3.3	OTHERS	0	0
1.3	FIXED ASSETS	7,052,601	6,854,329
1.3.1	INVESTMENTS	2,338,089	2,140,047
1.3.1.1	IN AFFILIATES	0	0
1.3.1.2	IN SUBSIDIARIES	2,335,452	2,137,410
1.3.1.3	OTHER COMPANIES	2,637	2,637
1.3.2	PROPERTY, PLANT AND EQUIPMENT	4,371,809	4,342,789
1.3.2.1	LAND	665,159	622,495
1.3.2.2	BUILDINGS	452,056	444,120
1.3.2.3	MACHINERY AND EQUIPMENT	2,300,645	2,357,553
1.3.2.4	FORESTS	776,934	755,407
1.3.2.5	ADVANCES SUPPLIERS	1,715	688
1.3.2.6	CONSTRUCTION IN PROGRESS	67,360	52,084
1.3.2.7	OTHERS	107,940	110,442
1.3.3	DEFERRED ASSETS	342,703	371,493
1.3.3.1	INDUSTRIAL	4,973	5,619
1.3.3.2	FORESTS	0	0
1.3.3.3	ADMINISTRATIVE	0	0
1.3.3.4	GOODWILL ARISING ON INCORPORATION OF ENTITY	337,730	365,874
1.3.3.5	OTHERS	0	0

2.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2006	4 – DATE – 03/31/2006
2	TOTAL LIABILITIES	8,634,063	8,655,139
2.1	CURRENT LIABILITIES	746,232	915,892
2.1.1	LOANS AND FINANCING	176,380	160,705
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	90,721	90,940
2.1.4	TAXES	89,555	63,506
2.1.5	DIVIDENDS PAYABLE	76,984	91,519
2.1.6	PROVISIONS	35,522	25,051
2.1.6.1	VACATION AND 13th SALARY	23,783	19,717
2.1.6.2	PROFIT SHARING	11,739	5,334
2.1.7	LOANS FROM RELATED PARTIES	245,410	316,925
2.1.7.1	ADVANCES FROM SUBSIDIARIES	243,834	316,328
2.1.7.2	OTHERS	0	0
2.1.7.3	OTHER DEBTS TO SUBSIDIARIES	1,576	597
2.1.8	OTHERS	31,660	167,246
2.1.8.1	OTHERS	31,660	17,246
2.1.8.2	PROPOSED DIVIDENDS	0	150,000
2.2	LONG-TERM LIABILITIES	3,261,133	3,271,049
2.2.1	LOANS AND FINANCING	1,890,919	1,695,957
2.2.2	DEBENTURES	0	0
2.2.3	PROVISION	606,730	635,232
2.2.3.1	LABOR CONTINGENCIES	36,275	37,450
2.2.3.2	TAX CONTINGENCIES	486,920	487,200
2.2.3.3	OTHERS	83,535	110,582
2.2.4	LOANS FROM RELATED PARTIES	685,849	862,426
2.2.4.1	ADVANCES FROM SUBSIDIARIES	685,849	862,426
2.2.5	OTHERS	77,635	77,434
2.2.5.01	SUPPLIERS	21,757	24,272
2.2.5.02	OTHERS	55,878	53,162

02.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2006	4 – DATE – 03/31/2006
2.5	STOCKHOLDER’S EQUITY	4,626,698	4,468,198
2.5.1	PAID-IN CAPITAL	1,854,507	1,854,507
2.5.1.1	COMMON STOCK	783,599	783,599
2.5.1.2	PREFERRED STOCK	1,070,908	1,070,908
2.5.2	CAPITAL RESERVES	162,210	162,210
2.5.3	REVALUATION RESERVE	0	0
2.5.3.1	OWN ASSETS	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.5.4	REVENUE RESERVES	2,199,461	2,199,461
2.5.4.1	LEGAL	281,037	281,037
2.5.4.2	STATUTORY	0	0
2.5.4.3	FOR CONTINGENCIES	0	0
2.5.4.4	UNREALIZED INCOME	0	0
2.5.4.5	FOR INVESTMENTS	1,927,410	1,927,410
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.5.4.7	OTHER UNREALIZED INCOME	(8,986)	(8,986)
2.5.4.7.1	TREASURY STOCK	(8,986)	(8,986)
2.5.5	RETAINED EARNINGS	410,520	252,020

03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 04/01/2006	4 – FROM : 01/01/2006	5 – FROM : 04/01/2005	6 – FROM : 01/01/2005
		TO : 06/30/2006	TO : 06/30/2006	TO : 06/30/2005	TO : 06/30/2005
3.1	GROSS SALES AND SERVICES REVENUE	606,130	1,180,786	570,756	1,178,826
3.2	SALES TAXES AND OTHER DEDUCTIONS	(7,337)	(14,669)	(7,221)	(14,458)
3.3	NET SALES REVENUE	598,793	1,166,117	563,535	1,164,368
3.4	COST OF GOODS SOLD	(448,221)	(879,520)	(422,042)	(812,784)
3.5	GROSS PROFIT	150,572	286,597	141,493	351,584
3.6	OPERATING (EXPENSES) INCOME	(9,809)	198,836	273,753	332,191
3.6.1	SELLING	(17,655)	(35,156)	(15,373)	(30,114)
3.6.2	GENERAL AND ADMINISTRATIVE	(23,903)	(43,364)	(15,881)	(33,797)
3.6.3	FINANCIAL	(129,944)	77,125	207,982	172,708
3.6.3.1	FINANCIAL INCOME	26,998	198,410	87,054	145,940
3.6.3.2	FINANCIAL EXPENSES	(156,942)	(121,285)	120,928	26,768
3.6.4	OTHER OPERATING INCOME	8,811	16,919	10,510	19,705
3.6.5	OTHER OPERATING EXPENSES	(48,380)	(90,414)	(75,937)	(113,366)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	201,262	273,726	162,452	317,055
3.7	OPERATING INCOME	140,763	485,433	415,246	683,775
3.8	NON-OPERATING (EXPENSES) INCOME	(84)	(558)	(1,540)	(2,151)
3.8.1	INCOME	38	527	498	619
3.8.2	EXPENSES	(122)	(1,085)	(2,038)	(2,770)
3.9	INCOME BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	140,679	484,875	413,706	681,624
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(9,226)	(60,107)	(124,935)	(187,247)
3.11	DEFERRED INCOME TAXES	27,047	(14,248)	42,341	55,621
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0	0
3.12.1	REMUNERATION	0	0	0	0
3.12.2	APPROPRIATIONS	0	0	0	0
3.13	REVERSION OF INTERESTS ON STOCKHOLDERS’ CAPITAL	74,000	163,000	151,900	151,900
3.15	NET INCOME FOR THE PERIOD	232,500	573,520	483,012	701,898
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,030,588	1,030,588	1,030,693	1,030,693
	EARNINGS PER SHARE	0,22560	0,55650	0,46863	0,68100
	LOSS PER SHARE	-	-	-	-

04.01 – NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

(Convenience Translation into English of original previously issued in Portuguese)

EXPRESSED IN THOUSANDS OF REAIS

1     Operations and Background

Aracruz Celulose S.A. ("Aracruz", "the Company" or "the Parent Company"), based in Aracruz, in the State of Espírito Santo, with plants located in the States of Espírito Santo (ES), Bahia (BA) and Rio Grande do Sul (RS), was founded in 1967 and is engaged in the production and sale of short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company’s own forests. It has installed production capacity of 3,010 thousand tons per annum, 2,130 thousand at the mill in Barra do Riacho - ES, 430 thousand at the mill in Guaíba – RS, and 450 thousand at the mill in Eunápolis – BA relating to its 50% share in Veracel Celulose S.A. (the total installed capacity at the latter mill in Bahia is 900 thousand).

Aracruz owns 50% of the capital stock of Veracel Celulose S.A. (“Veracel”), with the other half held by the Swedish-Finnish group Stora Enso. Operations at the Veracel mill, investments in which totaled approximately US$ 1.25 billion, started up in May, 2005 and already by November it was producing at full capacity. The tree planting plan for Veracel’s eucalyptus forests in Bahia continues to expand.

The Company’s operations are integrated with those of its subsidiaries, which operate in: (i) the distribution of products on the international market [Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading Hungary Commercial and Servicing Limited Liability Company (“Aracruz Trading Hungary Ltd.”) and Riocell Limited], (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iii) forestation and reforestation of eucalyptus trees on behalf of third parties, under an usufruct agreement with the Parent Company (Mucuri Agroflorestal S.A.), (iv) the manufacture of solid wood products (Aracruz Produtos de Madeira S.A.), (v) consulting services and international trading activities [Ara Pulp - Comércio de Importação e Exportação, Unipessoal Ltda. (“Ara Pulp”)] and (vi) pulp production (Veracel).

Aracruz Celulose S.A. and Suzano Bahia Sul S.A. (previously denominated Bahia Sul Celulose S.A.) jointly own assets comprised of 40 thousand hectares of lands and planted forests acquired from Floresta do Rio Doce S.A. – FRDSA, located in the northern region of the State of Espírito Santo. For the acquisition of its individual share of such assets, Aracruz Celulose S.A. made a commitment to pay consideration of R$ 96.7 million from December 31 2002 through 2007. As of June 30, 2006 the outstanding balance is R$ 10,248, recorded under current and long-term liabilities.

Based on the increase in the performance of port services to third parties and to the associated company Veracel, the need to carry out work to expand, revamp and enhance the Barra do Riacho Private Terminal. The Company’s subsidiary Portocel contracted financing in the total amount equivalent to R$ 50 million, which in Brazilian currency corresponds to R$ 104,465 [Note 13(e)], to be invested in Phase 1 of the expansion project.

2	Presentation of financial information and significant accounting practices

The consolidated quarterly financial information has been prepared in conformity with accounting practices adopted in Brazil and procedures determined by the Brazilian Securities Commission – CVM and Institute of Independent Auditors - IBRACON, the most significant of which are as follows:

	a)	Revenues mainly arise from long-term contracts and are recognized when the risk of ownership has passed to the customer. Other revenues, costs and expenses are calculated on the accrual basis of accounting.

	b)	Inventories are stated at the lower of the average cost of purchase or production, and replacement of realizable values.

	c)	The other short and long-term assets are stated at the lower of cost or net realizable value, including, when applicable, interest earned through to the balance sheet date.

	d)	Permanent assets are carried at cost restated by government indices through December 31, 1995, combined with the following aspects: (i) recording of investments in affiliated, jointly controlled and associated companies by the equity method, using the accounting information according to the same accounting practices as the Parent Company; (ii) depreciation on a straight-line basis over the estimated useful lives of the related assets (Note 11); (iii) timber depletion computed on the cost of cultivation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs benefiting future harvests; (iv) goodwill arising on acquisition, attributed to the fixed assets and deferred assets upon incorporation of the respective subsidiary [Note 12 (i)]; and (v) amortization of the deferred assets over the years that the benefits arising from them current are enjoyed (Note 12).

	e)	Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges and monetary and exchange variations through the balance sheet date.

	f)	The preparation of the quarterly financial information requires Management to use estimates and judgments related to the recording and disclosure of assets and liabilities, including provisions necessary for losses on accounts receivable, provisions for losses on inventories, definition of useful lives of fixed assets, amortization of pre-operating expenses and goodwill on acquisitions of corporate investments, provisions for contingent liabilities and recognition of revenues and expenses. Actual results may vary from estimates and judgments made by Management.

	g)	The consolidated quarterly financial information includes the following companies, all of which have the same base dates for presentation of their financial information and uniform accounting practices:

Stake in Capital (%)
Pulp production:
Aracruz Celulose S.A.	-
Veracel Celulose S.A.	50
Eucalyptus forests and reforested tracts:
Mucuri Agroflorestal S.A.	100
Port services:
Portocel - Terminal Especializado de Barra do Riacho S.A.	51
International distribution network:
Aracruz Trading S.A.	100
Aracruz Trading Hungary Ltd.	100
Aracruz Celulose (USA), Inc.	100
Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda.	100
Riocell Limited	100
Manufacture of solid wood products:
Aracruz Produtos de Madeira S.A. – APM (*)	33.33
Special Purpose Company – SPC:
Arcel Finance Limited [Note 13(c)]	-

(*) Aracruz holds a 1/3 share in the capital stock of Aracruz Produtos de Madeira S.A. and its stake is recorded under the equity method.

The exclusive funds recorded as short-term investments have been included in the Company’s consolidation process (Note 4).

The consolidation procedures for the balance sheet and the statements of income reflect the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (i) stakes in capital, reserves and retained earnings (deficit) against investments, (ii) balances of intercompany current accounts and other assets and/ or liabilities, (iii) effects of significant transactions, (iv) separate reporting of participation of minority shareholders in results and stockholders’ equity of the controlled companies and (v) elimination of unrealized profits among Group companies.

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionately consolidated its interest in Veracel, since it is jointly controlled (50%) under the terms of the shareholders agreement.

Summary financial statements of the jointly-controlled company Veracel, as proportionately consolidated by Aracruz, are as follows:

	6/30/2006	3/31/2006
Cash and cash equivalents	915	541
Inventories	62,935	61,274
Permanent assets	1,568,984	1,560,771
Other assets	197,416	197,426
	1,830,250	1,820,012

Suppliers	26,073	23,415
Financings	926,977	922,718
Other liabilities	29,149	25,396
Net equity	848,051	848,483
	1,830,250	1,820,012

2nd Quarter	6/30/2006	6/30/2005

Net sales revenues (*)	86,832	15,849
Gross profit	28,433	7,521
Operating profit (loss)	15,739	(2,010)
Net income (loss) for the period	(3,487)	(649)

(*) These sales of the jointly-controlled company in 2005 considered sales of eucalyptus wood to its Parent Company Aracruz for use as a raw material in its production process. In the consolidated financial statements the cost of the wood acquired from Veracel by Aracruz is reported under cost of sales. These transactions were discontinued after the first quarter of 2005, in that the Veracel mill began using its own wood production in the second quarter.

h) In order to enhance the quality of the information provided to the market, the Company is presenting, as additional information, the Statement of Cash Flows and the Statement of Value Added.

The Statement of Cash Flows was prepared in accordance with Pronouncement NPC-20, of the Brazilian Institute of Independent Auditors - IBRACON, reflecting transactions involving cash and cash equivalents of the Company, other than for securities with maturities above 90 days. This statement is divided into operating, investing and financing activities.

The Statement of Value Added, prepared in accordance with Pronouncement NPC-3.7 of the Federal Accounting Council – CFC, presents the result of the operations from the point of view of generation and distribution of value added, where the four main beneficiaries of the value generated by the activities of the Company are: employees, government, third party and shareholders’ capital.

3 Marketable Securities

As of June 30 and March 31, 2006, the marketable securities recorded in the consolidated balance sheet chiefly comprise Certificates of Deposit (CD’s) denominated in U.S. Dollars, placed overseas with leading financial institutions, through the Company’s subsidiaries Aracruz Trading S.A., Aracruz Trading Hungary Ltd. and Riocell Limited, the original maturities of which are less than 90 days.

4     Short-term Investments

As of June 30 and March 31, 2006, the Company had units of ownership (quotas) in two exclusive private investment funds. The funds are comprised principally of Certificates of Deposit with leading Brazilian financial institutions, with final maturities between July of 2006 and July, 2011. The securities included in the portfolio of the private investment funds feature daily liquidity and are marked to market on a daily basis. The Company considers such investments as securities held for trading, with changes in fair market value reflected in results of operations.

These exclusive funds do not entail significant financial obligations. Any obligations are limited to the service fees paid to the asset management companies employed to execute investment transactions, audit fees and other general and administrative expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of the Company.

Description	June 30, 2006	March 31, 2006
Certificates of Bank Deposit (CDB’s)	311,784	389,188
Box of Options	166,730	243,121
Brazilian Federal Government Bonds	79,614	89,129
Debentures	87,521	87,341
Total	645,649	808,779

As of June 30, 2006, the difference between the Company and Consolidated balances, in the amount of R$ 382,359, chiefly refers to CDB’s denominated in Reais held at leading banks overseas through Aracruz’s subsidiaries Aracruz Trading Hungary Ltd. And Portocel – Terminal Especializado de Barra do Riacho S.A.

5     Accounts Receivable – Trade

	Parent Company		Consolidated
	6/30/2006	3/31/2006	3/30/2006	3/31/2006

Domestic pulp sales	17,298	13,135	18,754	14,111
Foreign pulp sales
Subsidiaries	185,138	280,684
Others (third parties)	3,902	2,586	463,143	503,745
Allowance for doubtful accounts			(7,563)	(7,591)

	206,338	296,405	474,334	510,265

6     Inventories

	Parent Company		Consolidated
	6/30/2006	3/31/2006	6/30/2006	3/31/2006

Pulp – finished products
At mills	41,420	45,281	61,146	63,194
Overseas			250,283	209,457
Paper – finished products	2,291	1,987	2,291	1,987
Raw materials	48,805	46,208	61,050	57,860
Maintenance supplies	92,459	90,181	122,653	121,247
Provision for obsolescence / market
value adjustment	(424)	(424)	(424)	(424)
Other inventories	312	270	1,082	913

	184,863	183,503	498,081	454,234

7	Related Parties

The transactions between the Company and its subsidiaries, jointly controlled and affiliated companies, such as purchases and sales of products, purchases of raw materials and contracting of services, are eliminated upon consolidation. The financial transactions, such as current account advances and pre- payment contracts, bear effective interest rates that vary from 6.50% to 8.00% per annum plus exchange variation, and are likewise eliminated in the consolidation process.

(a) Subsidiaries, jointly controlled and affiliated companies

				Portocel -
	Aracruz		Mucuri	Terminal	Aracruz
	Trading	Veracel	Agro-	Especializado	Produtos de	Total
	Hungary	Celulose	florestal	de Barra do	Madeira	2006	2006
Balance Sheet	Ltd.	S.A.	S.A.	Riacho S.A.	S.A.	June	March
Current assets	185,138	13		3	466	185,620	281,857
Long-term assets			5,668	170		5,838	5,757
Current liabilities	243,752	804		773		245,329	316,896
Long-term liabilities	685,850					685,850	862,426

						2006	2005
Transactions for Quarter						June	June
Sales revenues	558,374				1,384	559,758	527,573
Payment for port services				3,792		3,792	3,380
Purchase of wood and chips		307				307	8,548
Financial expenses (income), net	28,885					28,885	(189,497)

(b) Stockholder and related company

Transactions with a Company Stockholder and the company related to it, mainly financing transactions and performance of services, are carried out at rates, for amounts and on terms that would normally apply to unrelated parties.

	Consolidated
	Stockholder	Related company	Total
	BNDES – Banco Nacional de	Cia. de Navegação	2006	2006
Balance Sheet	Desenvolvimento Econômico e Social	Norsul	June	March
Current liabilities	211,079	285	211,364	185,899
Long-term liabilities	1,067,689		1,067,689	1,123,143

			2006	2005
Transactions for Quarter			June	June
Financial expenses (income), net	17,729		17,729	1,708
Freight expenses		5,134	5,134	3,961

8	Tax Credits and Expenses on Income Tax and Social Contribution
(a) Tax credits
	Parent Company		Consolidated
	6/30/2006	3/31/2006	6/30/2006	3/31/2006
Deferred income tax and social contribution
Tax losses (i)	36,040	37,063	49,946	50,613
Negative results for purposes of social contribution
on net income - CSLL (i)	8,734	9,102	13,740	13,985
Temporary differences (ii)
Exchange variation taxes on cash basis	(146,001)	(158,427)	(146,001)	(158,427)
Other temporary differences	17,692	1,680	23,198	7,101
Income tax recoverable / offsettable
Income tax and social contribution on net income -
prepaid on estimated basis	59,680	48,605	67,879	52,699
Income tax overpaid in prior years	133,811	130,475	133,811	130,475
Withholding income tax (IRRF) on investments in
marketable securities	8,907	1,920	14,244	6,917
Income tax accrued on investments in marketable
securities	14,887	26,891	15,428	26,919
Income tax on unearned income			32,042	29,698
State value-added tax on circulation of goods and
services - ICMS (iii)	298,854	285,896	321,942	311,324
Provision for loss on ICMS credits (iii)	(289,097)	(276,356)	(293,612)	(280,804)
Other sundry items	11,395	13,590	27,659	24,130
Total	154,902	120,439	260,276	214,630
Shown as:
Current assets	228,822	221,481	282,997	275,200
Long-term assets	9,615	9,540	36,396	26,158
Long-term liabilities	(83,535)	(110,582)	(59,117)	(86,728)

The deferred tax credits arising from accumulated tax losses and negative results for social contribution purposes at Veracel (on proportional bases) have been recorded as of June 30, 2006 backed up by economic viability studies approved by that company’s management bodies. The breakdown of the Veracel balances and expectations for realization thereof are itemized year to year, as prescribed by CVM Instruction No. 371/02, and detailed below:

	2009	2010	2011 to 2013	Total

Income tax	1,005	1,465	11,536	13,906
Social contribution	1,447	2,110	1,449	5,006
Total	2,452	3,575	12,885	18,912

As described in Note 1, the jointly owned company Veracel started up its production during 2005 and its sales will have the required synergy with the Company’s international distribution network. The economic viability study indicates full realization of the tax credits by the year 2013.

The remaining balance of R$ 44,774 refers to deferred tax credits resulting from accumulated tax losses for income tax purposes and negative results for social contribution purposes at Aracruz. They will be realized, according to the Company’s business plan, during the current fiscal year 2006.

(ii) The income tax and social contribution deferred on temporary differences are stated at net value. The principal temporary effect refers to the effect of credit exchange variation calculated for the current year (system for calculating tax and social contribution on a cash basis – exchange effects).

(iii) Since the promulgation of Complementary Law No. 87 on September 13, 1996, the Company’s Espírito Santo mill has been accumulating ICMS (State Value Added Tax – VAT) credits, resulting from its predominantly export activity. The Company has the legal right, not contested by the tax authorities, to claim those credits from the State. However, due to the fact that the negotiations underway with the State in this regard have not permitted a reasonable estimate of the period for resolution of this matter, the Company has been recording a provision for losses of 100% of such ICMS credit balances recorded in the accounting books in relation to the unit in the State of Espírito Santo.

In August of 2005, the Company signed a Transaction Document with the state government, whereby it settled debts relating to the rate differential under litigation in the amount of R$ 133 million. Of this total, R$ 13 million have already been paid in cash and R$ 120 million settled through offset with accumulated ICMS credits.

In September of 2005, the State government enacted new legislation allowing the transfer of accumulated ICMS credits resulting from exportation for other taxpayers who have debts resulting from assessment notices, notifications of debts or cancelled installment payment plans in relation to such taxes. The legislation, with the modifications introduced by a new law in June, 2006, establishes that companies should file for the right to carry out such transactions by no later than October 31, 2006. The Company has initiated such efforts and sees good possibilities of successfully negotiating part of its accumulated ICMS credits with third parties with the appropriate approval of the state authorities. In May of 2006 the Company carried out the first sale of ICMS credits to third parties in the amount of R$ 1,339 thousand, with a discount of R$ 402 thousand.

The amount of R$ 9,757 at Aracruz, not covered by the provision for loss, chiefly refers to ICMS credits at the Guaíba Unit (RS), which the Company has been offsetting in the normal course of operations. The amount of R$ 28,330 at the Consolidated level refers mainly to the ICMS credits at the jointly controlled company Veracel, net of the provision for losses. Management has been negotiating transfer of such credits to third parties and offset thereof with other operations subject to this tax with Bahia state authorities. According to its best estimates and judgment at present, the management of the jointly controlled subsidiary company believes that the provision set up as of June 30, 2006 is adequate and reflects the tax strategy to be adopted in the future.

(b) Income tax and social contribution reflected in results originate from:

	Parent Company		Consolidated
	6/30/2006	6/30/2005	6/30/2006	6/30/2005
Income before income tax, social contribution and minority interest	484,875	681,624	512,153	682,038
Income tax and social contribution at enacted
rates of 34%	164,858	231,752	174,132	231,893
Equity pick-up from subsidiaries with differentiated
rates or income not subject to taxation	(98,826)	(105,071)	(78,464)	(96,597)
Depreciation, amortization, depletion and disposals
– Article 2, Law No. 8200/91	1,238	1,318	1,238	1,318
Contributions and donations	325	328	325	328
Other effects of permanent differences	760	3,299	640	3,297

Income tax and social contribution	74,355	131,626	97,871	140,239
Current portion	60,107	187,247	81,754	204,920
Deferred portion	14,248	(55,621)	16,117	(64,681)

9	Advances to Suppliers – Forest Producer Program

The Forestry Producer Program is a partnership with rural producers, initiated in 1990 in the State of Espírito Santo and expanded to other states, such as Bahia, Minas Gerais, Rio Grande do Sul and, more recently, Rio de Janeiro. The Program encourages the planting of commercial forests of eucalyptus trees, in respect of which the Company provides technology, technical support, materials and financial resources, depending on the type of contract, in order to ensure supply of wood for pulp production. As of June 30, 2006, advances of funds amounted to R$ 188,041 (Consolidated R$ 204,149), compared with R$ 179,924 (Consolidated R$ 194,389) as of March 31, 2006, which are recovered against the delivery of the wood by the producers.

10	Investments

				Portocel -
		Aracruz	Mucuri	Terminal	Aracruz					Total
	Aracruz	Celulose	Agro-	Especializado	Produtos	Veracel		Aracruz
	Trading	(USA),	florestal	de Barra do	de Madeira	Celulose	Riocell	Trading		2006	2006
	S.A.	Inc.	S.A.	Riacho S.A.	S.A.	S.A.	Limited	Hungary Ltd	Ara-Pulp	Junho	Março
In Subsidiaries, jointly-controlled
and affiliated companies

Share in voting capital - %	100,00	100,00	100,00	51,00	33,33	50,00	100,00	100,00	100,00
Information as of June 30, 2006
Subscribed and paid-in capital	211	433	72.300	1.573	145.655	1.771.632	48	43	27
Shareholders’ equity	1.412	11.309	70.175	2.352	59.183	1.696.103	1.836	1.372.007	(7)
Net income (loss) for the year	174	474		723	(1.626)	(6.974)	26	344.646	(291)
Changes in Investment Accounts
As of April 1	800	6.967	70.175	764	19.875	848.484	1.832	1.175.569	3.204	2.127.670	2.075.950
Reduction of capital and distribution
of dividends at subsidiary (i)									(3.221)	(3.221)	(20.745)
Equity pick-up (ii)	612	4.342		436	(148)	(432) *	4	196.438	10	201.262	72.464
	1.412	11.309	70.175	1.200	19.727	848.052	1.836	1.372.007	(7)	2.325.711	2.127.669

Goodwill on acquisition of investment						50.305				50.305	50.305
Amortization/allocation through
incorporation of goodwill (iii)						(40.564)				(40.564)	(40.564)
	1.412	11.309	70.175	1.200	19.727	857.793	1.836	1.372.007	(7)	2.335.452	2.137.410
Other investments										2.637	2.637
Total										2.338.089	2.140.047

* The difference between the loss for the quarter and the equity results relates to the tax incentive booked under shareholders’ equity in the amount of R$ 3,055.

(a) Parent Company

(i)	During the second quarter of 2006, subsidiary Ara Pulp distributed dividends in the amount of R$ 3,221.

(ii)	The effect of the exchange exposure of overseas investments is recorded under the heading "Equity pick-up" and the method adopted for translating overseas investments is the current exchange rate.

(iii)	The goodwill paid on the acquisition of Veracel, in the total amount of R$ 50,305, was based on the market value of assets and on estimated future profitability of the business, of which the amount of R$ 40,564 was amortized through June 30, 2006. Goodwill attributable to assets is amortized based on the realization (depreciation/write-off) of the market value of such assets, whereas goodwill based on estimates of future profitability is amortized based on the utilization of planted eucalyptus areas. In the latter case, the amortization is appropriated to the cost of forest- growing and is recognized in income in the year in which the trees are felled.

Of the goodwill of R$ 839,305 arising on the acquisition of Riocell S.A. in 2003, R$ 276,422 was allocated principally to fixed assets, while the unallocated portion of R$ 562,883 (future profitability of the business) was transferred to deferred charges (Note 12).

(b) Consolidated

The consolidated balance of stakes in affiliated and subsidiary companies, in the amount of R$ 19,727 (R$ 19,727 as of March 31, 2006), represents Aracruz’s share in its affiliated company Aracruz Produtos de Madeira S.A. The portion of the goodwill relating to the market value of the assets is allocated to property, plant and equipment in the consolidated financial statements (proportional consolidation of Veracel).

11 Property, Plant and Equipment

	Annual		Accumulated	2006	2006
	depreciation		depreciation	June	March
	rate - %	Cost	/depletion	Net	Net
Parent Company
Lands		665,159		665,159	622,495
Industrial and forestry equipment	4 to 25	4,342,478	(2,041,833)	2,300,645	2,357,553
Forests	(*)	835,138	(58,204)	776,934	755,407
Buildings and betterments	4 and 10	958,879	(506,823)	452,056	444,120
Assets of administrative and other facilities	4, 10 and 20	257,412	(149,472)	107,940	110,442
Advances for projects in process		1,715		1,715	688
Construction in progress		67,360		67,360	52,084

Total Parent Company		7,128,141	(2,756,332)	4,371,809	4,342,789
Subsidiary and affiliated (jointly controlled) companies

Lands		173,973		173,973	161,665
Industrial and forestry equipment	4 to 20	1,080,625	(70,950)	1,009,675	1,020,483
Forests	(*)	171,045	(43,546)	127,499	123,543
Buildings and betterments	4 and 10	237,305	(15,790)	221,515	224,334
Assets of administrative and other facilities	4, 10 and 20	22,825	(6,031)	16,794	17,197
Advances for projects in process		4,015		4,015	391
Construction in progress		48,342		48,342	37,719

Total Consolidated		8,866,271	(2,892,649)	5,973,622	5,928,121

(*) Depleted as per criterion described in Note 2 (d)

Depreciation and depletion for the quarters ended June 30, 2006 and 2005 have been allocated as follows:

	2nd Qt. 2006	2nd Qt. 2005
Production and forestry costs	109,048	95,747
Operating expenses	1,442	1,334
Parent Company	110,490	97,081
Production and forestry costs	22,270	8,062
Operating expenses	114	130

Consolidated	132,874	105,273

12 Deferred Charges

	Amortization
	(years)	2006	2006
		June	March
Parent Company
Pre-operating expenditures	10	25,885	25,885
Administrative and product development expenses	3 to 10	132	133
Riocell S.A. goodwill – Upstream merger (i)	5	562,883	562,883
		588,900	588,901

Accumulated amortization		(246,197)	(217,408)

Total Parent Company		342,703	371,493

Subsidiary and affiliated (jointly-controlled) companies:

Forests (i)		94,465	94,465
Other deferred charges		107	107

		94,572	94,572
Accumulated amortization		(34,841)	(32,480)

		59,731	62,092

Total Consolidated		402,434	433,585

Amortization expenses in the second quarters of 2006 and 2005 were allocated as follows:
		2nd Qt. 2006	2nd Qt. 2005
Production and forestry costs		645	645
Operating expenses		28,144	42,216
Parent Company		28,789	42,861
Production and forestry costs		2,362	1,982
Consolidated		31,151	44,843

(i) The Company altered the amortization period in 2005 from 10 to 5 years. The effect of this alteration in the first quarter of 2005 was only recorded in results in the month of April, 2005.

(ii) Amortization of the deferred forestry charges is proportional to the depletion of the areas planted with eucalyptus trees.

13 Loans and Financings

	Interest rate	Parent Company		Consolidated
	(% p.a.)	6/30/2006	3/31/2006	6/30/2006	3/31/2006
Brazilian currency (Reais)
Loans indexed to Long-Term Interest Rate (TJLP)	7.0 to 11.50	472,822	500,742	977,418	1,005,546
Loans indexed to basket of currencies	8.01 to 9.63	80,669	84,546	301,350	303,497
Export credit note (*)	100			111,459
Loans indexed to other currencies	8.75	10,016		14,987	3,804

Foreign currency (U.S. Dollars)

Loans linked to operation for securitization of export receivables	6.36 to 7.05			635,943	660,820
International Finance Corporation (IFC)	7.42		110,993		110,993
Advances for Exchange contracts / prepayments	5.38 to 6.66	1,495,746	1,148,093	1,495,746	1,148,094
Import financing	4.87 to 6.27	8,046	12,288	8,046	12,288
Other loans / financings	4.99 to 6.52			196,728	195,158

Total loans and financings		2,067,299	1,856,662	3,741,677	3,440,200

Portion falling due short-term (including interest
Payable)		(176,380)	(160,705)	(401,285)	(344,577)

Portion falling due long-term

2007		70,220	115,636	194,431	296,146
2008		161,570	175,386	418,772	421,938
2009		96,381	110,550	359,374	356,628
2010 to 2016		1,562,748	1,294,385	2,367,815	2,020,911
		1,890,919	1,695,957	3,340,392	3,095,623
(*) 100 per cent of the CDI rate.

(a) Loans from BNDES (stockholder)

As of June 30, 2006, Aracruz had financings in the total amount of R$ 549,423 (March 31, 2006 -R$ 580,926) from its stockholder Banco Nacional de Desenvolvimento Econômico e Social – BNDES (the Brazilian Development Bank), subject to interest varying between 7.8% and 10.5% p.a., to be amortized in the period from 2006 to 2016.

As regards Veracel, as of June 30, 2006, BNDES financings amount to R$ 715,468 (as of March 31, 2005 - R$ 714,372), subject to interest varying from 7.00% to 11.50%, to be amortized in the period between 2006 and 2014. These amounts refer to the 50% share held by Aracruz in Veracel.

The financings granted by BNDES are guaranteed by mortgages, in varying degrees, of the industrial unit in the State of Espírito Santo and by Company lands and forests, as well as by a statutory lien on financed machinery and equipment.

(b) International Finance Corporation (IFC)

On April 12, 2006, the Company settled in advance without paying any bonus the loan agreement with the International Finance Corporation (IFC), the private sector line of the World Bank, in the amount of US$ 50 million, with interest of 7.42% p.a., originally falling due between 2007 and 2014.

(c)      Operation for securitization of export accounts receivable

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a Special Purpose Entity (SPE) in which the Company has no equity stake or power to influence its management. Under this agreement, such entity received and advanced to the Company US$ 250 million through issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$ 400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$ 175 million under the same securitization program. In February 2004, Aracruz Trading Hungary Ltd. was included in the securitization program, in addition to Aracruz Trading S.A. The funds from these operations were transferred to Aracruz as advance payments for future pulp purchases.

In return, Aracruz Trading S.A. and Aracruz Trading Hungary Ltd. originally undertook to sell the SPE 95% of their total current and future export trade accounts receivable. In June 2003 this obligation was reduced to 80% of such receivables and this level has been maintained through the end of the first quarter of 2006. Each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A. and Aracruz Trading Hungary Ltd.

For its part, Aracruz Celulose S.A. (Parent Company) agreed to produce, sell and deliver pulp to Aracruz Trading S.A. and to Aracruz Trading Hungary Ltd. in sufficient amounts to ensure that the resulting receivables sold to the SPE are enough to satisfy the programmed payments of principal and interest of the notes payable.

In order to reduce financing costs and improve its debt profile, in March 2006 the Company exercised its right to make early settlement in full of the secured export notes issued in February 2002, and also made an offer to repurchase, on a voluntary sign-on basis, to the holders of the same notes issued in August of 2003 and May of 2004, thus bringing about early settlement of approximately 56% of its securitization debt. The following table details the early settlement of the principal and premium paid:

Tranche (Issue)	Principal Settled Early	Premium

February 2002	312,129	4,520
August 2003	378,314	14,962
May 2004	124,392	2,998

	814,835	22,480

The amount of the premium disbursed in the operation for early payment of the securitization debt was booked as a financial expense for the quarter ended March 31, 2006.

The table below summarizes the terms and conditions of the three tranches under the original securitization program:

	Original
	credit line	Interest		Outstanding balance
Tranche/issue	(US$ Th.)	(% p.a.)	Final due date	3/31/2006	12/31/2005

February 2002	250,000	5.984	February 2009		370,907
August 2003	400,000	7.048	September 2011	402,513	885,065
May 2004	175,000	6.361	May 2012	254,171	409,623

	825,000			656,684	1,665,595

As disclosed in Note 21 (d), Aracruz has provided collateral and guarantees in relation to these issues.

(d) Export prepayment operations

By way of substitution for the early redemption of the program for securitization of the Company’s accounts receivable, in March 2006 prepayment operations were contracted with various banks in the total amount of US$ 320 million, with interest rates varying between 5.11% p.a. and 5.64% p.a., with semi-annual payments and maturities of principal between March, 2008, and March of 2012, thus lengthening the average profile for amortization of the Company’s gross indebtedness and reducing the funding cost of the financings.

To further lengthen the average profile for amortization of gross debt and reduce funding costs, in the second quarter of 2006 the Company contracted prepayment operations with various banks in the total amount of US$ 159 million, with interest charges varying between 5.76% and 6.41% p.a., with semi-annual installments and payments of the principal falling due between March 2011 and June 2013.

(e) Export credit note

In May 2006 the Company’s subsidiary Portocel - Terminal Especializado de Barra do Riacho S.A., contacted an Export Credit Note operation in the amount of R$ 104 million (US$ 50 million), at interest equivalent to 100% of the CDI rate, semi-annual installments and payments of the principal between June 2008 and December 2013, in order to expand port facilities. Also linked to this operation was the contracting of a DI x US$ swap transaction, with the same maturity terms and transformation of the interest rate into exchange variation + 5.985% p.a.

14      Financial Instruments (CVM Instruction No. 235/95)

(a)      Risk management

Aracruz and its subsidiaries operate internationally and are exposed to market risks from changes in foreign exchange rates and interest rates. The exposure of the Company to liabilities denominated in U.S. Dollars does not represent risk from an economic and financial point of view, given that exchange variances arising from the future settlement in local currency of foreign currency denominated liabilities are offset by exchange variances in the opposite direction arising from operating income, as almost all sales are exported.

Further in terms of protection of export operations, derivative financial instruments also are used by Company Management to mitigate the exchange risks, the position of which as of June 30, 2006 is represented by 7,925 future dollar contracts through the Brazilian Futures Market (BM&F), with notional value of R$ 858 million (US$ 396 million). In the second quarter of 2006, operations of this type resulted in gains of approximately R$ 6 million (R$ 52 million in 2nd quarter 2005).

(b)      Balance sheet (consolidated) classified by currency/index

	June 30, 2006
	U.S.	Other	Local	Un-
	Dollar	currencies	indices	indexed	Total
Assets
Current assets	556,427	2,976	1,267,864	822,232	2,649,499
Long-term assets	3,591		5,4621	357,093	366,2146
Permanent assets				6,398,441	6,398,441
Total	560,018	2,976	1,273,326	7,577,766	9,414,086

Liabilities and equity
Current liabilities	226,232	37,555	195,510	366,409	825,706
Long-term liabilities and minority interest	2,168,243	263,795	908,354	683,489	4,023,881
Stockholders’ equity				4,410,550	4,410,550
Total	2,394,475	301,350	1,103,864	5,614,397	9,414,086

	March 31, 2006
	U.S.	Other	Local	Un-
	Dollar	currencies	indices	indexed	Total
Assets
Current assets	589,374	4,254	1,001,877	802,985	2,398,490
Long-term assets	6,433		5,311	324,547	336,291
Permanent assets				6,416,052	6,416,052
Total	595,807	4,254	1,007,188	7,511,711	9,119,020

Liabilities and equity
Current liabilities	217,735	28,934	160,769	496,386	903,824
Long-term liabilities and minority interest	1,990,497	274,562	848,581	691,006	3,804,646
Stockholders’ equity				4,150,570	4,150,570
Total	2,208,232	303,496	1,009,496	5,597,942	9,119,020

(c) Market value

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company’s financial instruments as of June 30, 2006 can be summarized as follows:

	Parent Company		Consolidated
	Book	Market	Book	Market
Assets
Cash and cash equivalents	1,380	1,380	54,397	54,397
Marketable securities	15,051	15,051	239,856	239,856
Short- and long-term investments	651,111	651,111	1,033,470	1,033,470

Liabilities
Short- and long-term financings
(including interest)	2,067,299	2,067,299	3,741,677	3,755.162

The market value of the financial assets and short- and long-term financings, when applicable, has been determined using current rates available for operations on similar terms, conditions and remaining maturities.

15	Stockholders’ Equity

	(a)	Capital and reserves

As of June 30, 2006, the Company’s authorized capital is R$ 2,450,000 and the subscribed and paid-in capital is R$ 1,854,507, represented by 1,032,554 thousand register shares, without par value, comprising 455,391 thousand common shares, 38,022 thousand Class A preferred shares and 539,141 thousand Class B preferred shares. The Class A stock may be converted into Class B stock at any time. Shares of capital stock issued by Aracruz are held in custody at Banco Itaú S.A.

The market values of the common and Class A and Class B preferred shares, based on the last quotation at the leading Brazilian stock exchange BOVESPA prior to the closing date for the quarter, were R$ 11.90, R$ 12.15 and R$ 11.37 per share, respectively.

According to the Company’s Bylaws, preferred shares do not vest voting rights, but have priority on return of capital in the event of liquidation of the Company. The preferred shares are entitled to a dividend that is 10% higher than that attributed to each common share, albeit without priority in terms of receiving same. Without prejudice to such right, the Class A preferred shares are assured priority in receiving a minimum annual dividend of 6% of their share of the capital stock.

At the Annual General Meeting (AGM) of Stockholders, which was held on April 28, 2006, part of the income for the year ended December 31, 2005 was allocated to the Investment Reserve, in the amount of R$ 647,957. This reserve is intended to cover Company investment plans.

	(b)	Dividends and interest on capital invested

Stockholders are assured by the Company’s Bylaws of a minimum annual dividend equivalent to 25% of the Parent Company’s net income, adjusted by any increases or decreases in the reserves, as defined in applicable corporate legislation.

As permitted by Law No. 9249 of December 26, 1995, the Company elected, during the second and first quarters of 2006, to pay interest on capital invested (stockholders’ equity) to the stockholders. This interest is calculated on the reported stockholders’ equity and is limited to the daily variation in the Long-Term Interest Rate - TJLP, amounting to R$ 74,000 and R$ 89,000, respectively.

Based on the Company’s operating cash generating capacity and in addition to the interest already declared in capital invested, the AGM held April 28, 2006, authorized distribution of dividends for the year 2005 in the amount of R$ 150,000, which works out to R$ 151.63 per batch of one thousand Class A and B preferred shares and R$ 137.85 per batch of one thousand common shares.

(c) Treasury stock

At a meeting held June 3, 2005, the Aracruz Board of Directors, in the manner provided by item XIV of Article 16 of the Company’s Bylaws and Articles 1 and 8 of CVM Instruction No. 10 of February 14, 1980, authorized the Executive Officers Committee to trade shares issued by the Company itself up to the limit of 15 million Class A and Class B preferred shares. The Company’s aim is subsequent disposal and/or cancellation of these shares, without decreasing the capital stock.

As of June 30, 2006, the Company held 483 thousand common shares and 1,483 thousand Class B preferred shares as treasury stock, the market values of which as of that date were R$ 11.90 and R$ 11.37, respectively, per batch of one thousand shares.

16	Employee Postretirement Benefit Plan - ARUS

The Aracruz Employee Pension Fund ARUS (Fundação Aracruz de Seguridade Social) is a private pension fund which operates in the form of a multi-sponsor fund on a non-profit basis. In September 1998, the previously existing pension plan was substituted by a defined contribution system for retirement (Arus Retirement Plan).

The Company sponsors the Arus Retirement Plan and, during the second quarter of 2006, its total contribution was approximately R$ 1,40 (R$ 2,611 in the second quarter of 2005).

Should the sponsor withdraw from the Retirement Plan, the sponsor’s commitment made under Resolution No. CPC 06/88 (issued by the Brazilian Supplementary Retirement Benefits Council) is totally covered by the plan’s assets.

17	Insurance Coverage

In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

As of June 30, 2006, the Company’s assets were insured against losses for a total amount of approximately US$ 500,000, corresponding to the maximum limit of indemnity per event.

18	Contingencies

The juridical situation of Aracruz Celulose S.A. and subsidiaries/jointly controlled company includes labor, civil and tax suits. Based on the representation of external legal counsel, Management believes that the appropriate legal procedures and steps taken in each situation are sufficient to preserve the stockholders’ equity of the Parent Company, without additional provisions for loss on contingencies besides the amount recorded as of June 30, 2006.

(a) Labor claims

The most significant labor claims are in respect of alleged salary losses due to inflation indices and economic plans imposed by past governments.

In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipality of Aracruz has agreed to part of the claims of the employees, as represented by their Labor Union. The Company has appealed the decision.

As of June 30, 2006, the Parent Company maintained provisions in the approximate amounts of R$ 36,067 (Consolidated – R$ 37,967) to cover possible unfavorable decisions, as well as deposits in court in the amount of R$ 16,165 (Consolidated - R$ 21,789).

(b) Brazilian Social Security Institute - INSS

In March 1997, the Company received assessment notices from the Brazilian Social Security Institute -INSS relating principally to accommodation allowances. The inspectors took the view that the subsidized rentals constituted indirect salaries (remuneration in kind). As a consequence, the INSS inspectors argued, this process results in underpayment of the corresponding social security contributions. The Company filed a suit for declaratory judgment to challenge such assessments, with a view to cancellation of the notices, which amount to approximately R$ 16,000.

As of June 30, 2006, the Company’s deposits in court in relation to this case amounted to approximately R$ 17,000. Based on the advice of its legal counsel, who ranked the likelihood of loss in this case as possible, Management has not set up any provision for any unfavorable decisions.

(c) PIS/COFINS

The Company disagrees with the legitimacy of the claim for these taxes and filed for a court injunction against the changes in the bases for calculation of PIS and COFINS, as well as the increase in the COFINS rate, imposed by Law No. 9718/98. A preliminary injunction was issued in favor of the Company on April 5, 1999. Due to unfavorable court decisions for other taxpayers in similar lawsuits, on August 29, 2003 the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program – special payment in installments, in the amount of R$ 56,241 – created by Law No. 10684/2003, and maintained only the claims regarding exchange differences. The remaining amount, related to the period from February 1999 to September 2003, is approximately R$ 53,096 as of June 30, 2006, already adjusted to current price levels based on the SELIC interest rate, which is appropriately reflected in the quarterly financial information in the provision for contingencies under long-term liabilities.

(d)     Social Contribution on Net Income – Non-incidence on export revenues

In September 2002, the Company obtained a restraining order that give it the right not to pay Social Contribution on Net Income (CSLL) generated by export sales from January 2002, as well as the right to recognize the amounts of tax credits previously offset in this regard, adjusted by the SELIC rate, in the amount of R$ 187,823 as of June 30, 2006, for which it maintains a provision booked under long-term liabilities.

(e)     IRPJ – Deductibility of Social Contribution on Net Income (CSLL)

On June 29, 2005, the Parent Company was assessed relating to deductibility of CSLL from taxable income for IRPJ purposes for fiscal years 2000 and 2001, the existing provision for which was supplemented by the amount of R$ 3.6 million, bringing the total to R$ 38 million.

In July 2005, in view of case law development (jurisprudence), the Company decided to appeal the assessment, although it recalculated the basis for calculation thereof, arriving at the amount of R$ 24.4 million. The Company has maintained the lawsuit, in which the suspension of the demand for the tax credit has not yet been granted to it.

(f)     IRPJ/CSLL – full offset of accumulated tax losses and negative results

On June 29, 2005, the Company was assessed related to full offset of accumulated tax losses (NOL’s) for IRPJ purposes and negative results for CSLL purposes for fiscal years 2000 and 2001, as well as relating to the full offset, in fiscal year 2000, of the tax loss generated during the period it enjoyed the export tax benefit known as the BEFIEX. The amount provided for related to this assessment as of June 30, 2006 is R$ 111.4 million.

The Company has filed a law suit and obtained a court order suspending requirement to pay the tax credits relating to the full offset of the IRPJ accumulated tax losses and negative CSLL results.

(g) Other

Based on the opinion of its legal counsel, the Parent Company maintains on its accounting records a provision for other tax contingencies in the total approximate amount of R$ 33.6 million (R$ 43.5 million Consolidated relating to tax and civil cases involving subsidiaries and jointly controlled subsidiary). For these other contingencies, the Parent Company has on deposit in court the amount of approximately R$ 14.6 million (Consolidated R$ 14.6 million as well).

19 Tax Incentives - ADENE

Since Aracruz is located within the geographic area of ADENE (Agency for the Development of the Northeast) and Decree No. 4213 of April 16, 2002 recognized pulp and paper sector as a priority in the development of the region, the Company claimed and was granted the right by the Federal Revenue Service (SRF) in December of 2002 the right to benefit from reductions in corporate income tax and non-refundable surcharges on adjusted operating profits for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012).

On January 9, 2004, the Company received Official Letter No. 1406/03 from the Extrajudicial Administrator of the former Northeast Development Agency (SUDENE), informing that “pursuant to re-examination by the Juridical Consultancy of the Ministry for Integration as regards the coverage of the cited incentive granted,” it considered that it was inappropriate for Aracruz to enjoy the benefit previously granted and accrued, which caused revocation thereof.

During fiscal years 2004 and 2005, notifications with the objective of annulling the related tax benefits were issued by ADENE and repeatedly challenged and/or contested by the Company. This culminated in an Assessment Notice drawn up against the Company in December 2005 by the SRF, in which the latter government agency required payment back to public coffers of the amounts of the tax incentives used so far, plus interest, albeit without imposition of any fines, for a total amount of R$ 211 million. The Company filed a challenge against this assessment and is presently awaiting a decision.

Company Management, in conjunction with its legal counsel, believes that the decision to cancel the ADENE tax benefits is incorrect, both with respect to the benefits used and in relation to the remaining period. Both the Management and its legal counsel believe that the chances of success are to be ranked as possible. In this sense, Aracruz believes that the cited cancellation will not affect the benefits accrued through the end of the previous period (R$ 142,858 as of December 31, 2004, recorded under Capital Reserves). Therefore, no provision has been set up in relation to the tax benefits recognized through December 31, 2004 in the quarterly financial information as of June 30, 2006.

20	Reconciliation of Stockholders’ Equity and Results of Operations for 2nd Quarter - Parent
	Company and Consolidated
		2006	2006
	Stockholders’ Equity	June	March
	Stockholders’ Equity - Parent Company	4,626,698	4,468,198
	Unearned income	(122,324)	(109,193)
	Unrealized shipping expenses	28,082	21,847
	Income tax and social contribution on unearned income	32,043	29,698
	Stockholders’ Equity - Consolidated	4,564,499	4,410,550

	Results for the 1st Quarter	2006	2005
		June	June
	Net Income for the 1st Quarter - Parent Company	232,500	483,012
	Unrealized shipping expenses	6,235	931
	Unearned income	(13,130)	4,189
	Provision for devaluation of inventories at affiliated companies		9,900
	Income tax and social contribution on unearned income	2,344	(5,107)

	Net Income for the 1st Quarter - Consolidated	348,980	200,766

Commitments

(a) Supply of chemical products

Long-term agreements were signed between Aracruz and Canadianoxy Chemicals Holdings Ltd., in December of 1999 and May of 2002, for the supply of chemical products to the former, under which the Company pledged to acquire volumes of chemical products conservatively projected for a period of 6 years as from the dates the contracts were signed. The contracts include clauses for suspension of supply and breach of contract which are normal on the market, such as Force Majeure, as well as performance incentives such as sharing of productivity gains, preference prices and "take-or-pay”. Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years.

(b) Supply of wood

The Company signed a contract with Suzano Bahia Sul S.A. with a view to a loan of 1,900 thousand m³ of eucalyptus wood, amounts that were received through June of 2005 and for which the Company, based on its present forest formation costs, has provided the amount of R$ 18,018 as of June 30 and March 31, 2006. The contract calls for return of an equivalent volume on similar operating terms between 2007 and 2008.

(c) Indian Communities - Terms of settlement

In the first half of 1998, local Indian communities and the Company entered into Terms of Settlement (“TAC’s”) whereby both parties recognized the legitimacy of Administrative Rulings Nos. 193, 194 and 195, all dated March 6, 1998, issued by the Federal Ministry of Justice, which determined the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company. Aracruz committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (historical amount), monetarily restated each month by one of the official inflation indices (General Market Price Index – IGP-M or Consumer Price Index – IPC) or such other indices as may replace them in the future, whichever is greater. The value of this financial assistance was to be disbursed over a 20-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

Despite the TAC’s in force, during the year 2005 members of the Indian communities invaded some forestry areas and the Company’s industrial premises. Although Aracruz had obtained provisional measures for reinstatement of its ownership of the invaded areas, at end of the year the Indians still occupied approximately 11,000 hectares of land to which the Company is legally entitled. Since the invasion represented breach of the TAC’s by the Indian communities, the Company -- after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor -- suspended all commitments to the Indian communities under the TAC’s as of May 2005.

As of June 30, 2006, in relation to the time the TAC’s were being complied with, the Company had donated the amount of R$ 9,597 to the Indian Associations.

On February 17, 2006, FUNAI published Decisions Nos. 11 and 12 in the Official Federal Gazette (D.O.U.), approving the conclusion of a working group set up by FUNAI Administrative Ruling No. 1299/05, which recommended expansion of the current Indian reserves by about 11,000 hectares, comprised almost entirely of lands owned by Aracruz. As it is confident of the legitimacy of its rights, the Company intends to file timely challenges to such Decisions. Aracruz will not suffer significant impacts on its business should the supply of time from such lands be hampered by this demand.

(d) Guarantees

As of June 30, 2006, collateral signatures and other such guarantees granted to other Company subsidiaries and jointly controlled subsidiaries, relating to third party loans and legal challenges filed by these companies, are represented as follows:

Aracruz Trading Hungary Ltd.	632,491
Veracel Celulose S.A.	913,808
Portocel – Terminal Especializado de Barra do Riacho S.A.	104,460
Total	1,650,759

SUPPLEMENTARY INFORMATION

1 Statement of Cash Flow

	Parent Company		Consolidated
	2nd Quarter		2nd Quarter
	2006	2005	2006	2005
Operating activities

Net income for the quarter	232,500	483,012	227,949	492,925
Adjustments to reconcile net income to cash generated by
operating activities:
Depreciation, amortization and depletion	139,278	139,748	164,027	149,922
Equity pick-up	(201,262)	(162,452)	149	945
Deferred income tax and social contribution	(27,047)	(42,341)	(29,955)	(36,980)
Monetary and exchange variations	8,620	(355,585)	9,595	(325,872)
Provision for contingencies, net	19,580	142,234	19,761	142,471
Provision for losses on tax credits	12,741	15,510	10,884	15,510
Realization of goodwill		1,279		1,279
Residual value of permanent assets disposed of	84	625	77	614

Decrease (increase) in assets
Investments in short- and long-term securities	54,862	(69,681)	46,080	(69,681)
Accounts receivable	68,933	60,266	15,684	(31,583)
Inventories	(1,360)	11,914	(43,847)	(46,971)
Tax credits	(20,157)	(76,486)	(26,718)	(80,624)
Other items	1,163	(3,652)	3,683	(4,692)

Increase (decrease) in liabilities
Suppliers	(1,471)	(27,778)	(12,646)	(29,188)
Advances from subsidiaries (including interest)	(245,132)	87,674	(647)
Interest on loans and financings	4,946	(3,515)	14,669	9,007
Income tax and social contribution on net income	28,038	34,222	17,640	22,852
Provisions for contingencies and litigation	(21,035)	(756)	(21,036)	(756)
Other items	25,618	22,617	25,023	25,282

Cash generated by (used in) operating activities	78,899	256,855	420,372	234,460

	Parent Company		Consolidated
	2nd Quarter		2nd Quarter
	2006	2005	2006	2005
Investing activities

Short- and long-term investments	108,117	15,050	(73,362)	15,050
Permanent assets:
Investments		(47,810)
Property, plant and equipment	(139,631)	(65,556)	(178,467)	(160,752)
Deferred charges				(349)
Dividends received	3,221	12,955
Amounts received for sale of permanent Assets	38	134	44	314

Cash generated by (used in) investing activities	(28,255)	(85,227)	(251,785)	(145,737)

Financing activities
Loans and financings:
Additions	352,830	445,539	652,888	539,247
Payments	(223,133)	(419,249)	(372,196)	(425,635)
Dividends / interest on capital invested	(164,535)	(276,313)	(238,535)	(276,313)

Cash generated by (used in) financing activities	(34,838)	(250,023)	42,157	(162,701)

Effects of exchange variation on cash and cash equivalents			2,039	(9,011)

Net increase (decrease) in cash and cash and marketable securities	15,806	(78,395)	212,783	(82,989)

Cash and marketable securities at beginning of quarter	625	80,824	81,470	269,853

Cash and marketable securities and end of quarter	16,431	2,429	294,253	186,864

2 Statement of Value Added
	Parent Company
	June 30		June 30
	2006	%	2005	%
Revenues	606,014		569,118

Raw materials acquired from third parties	(328,908)		(325,730)

Gross value added	277,106		243,388

Retentions
Depreciation, amortization and depletion	(139,278)		(139,748)

Net value added generated	137,828		103,640

Received in transfers
Financial revenues – including monetary and exchange variations	26,998		87,054
Equity income	201,262		162,452

	228,260		249,506

Value added for distribution	366,088	100	353,146	100
Distribution of value added
Government and community
Taxes and contributions (federal, state and municipal)	(2,853)	(1)	98,030	28
Support, sponsorships and donations	431		2,688	1
	(2,422)	(1)	100,718	29

Employees	56,719	15	45,351	13

Remuneration of capital invested by third parties/financiers
Financial expenses (revenues)	79,291	22	(275,935)	(78)

Retained earnings	232,500	64	483,012	136

Total distributed and retained	366,088	100	353,146	100

				Consolidated
		June 30		June 30
	2006	%	2005	%
Revenues	929,881		816,612
Raw materials acquired from third parties	(420,268)		(332,136)
Gross value added	509,613		484,476
Retentions
Depreciation, amortization and depletion	(164,027)		(149,922)
Net value added generated	345,586		334,554
Received in transfers

Financial revenues – including monetary and exchange variations	46,876		42,595
Equity income	(149)		(945)
	46,727		41,650
Value added for distribution	392,313	100	376,204	100
Distribution of value added
Government and community

Taxes and contributions (federal, state and Municipal)	(9,570)	(2)	109,239	29
Support, sponsorships and donations	2,029		3,059	1
	(7,541)	(2)	112,298	30
Employees	69,067	18	59,642	16
Remuneration of capital invested by
third parties/financiers
Financial expenses (revenues)	102,838	26	(288,661)	(77)
Retained earnings	227,949	58	492,925	131
Total distributed and retained	392,313	100	376,204	100

EXPRESSED IN THOUSANDS OF REAIS (Except where indicated otherwise)

Aracruz Celulose S.A. posted consolidated net income of R$ 227,950 for the second quarter of 2006, compared with consolidated net income of R$ 492,925 in the same quarter last year. The variation in the results over the second quarter of 2005 largely reflects the lower exchange variation of assets and liabilities denominated in U.S. Dollars, partly offset by the higher volume of sales so far in 2006.

1. OPERATING ACTIVITIES Commercial Performance

Pulpwood sales for the second quarter of 2006 totaled 669 thousand tons (consolidated – 720 thousand tons), representing a slight rise (1%) in relation to the same quarter of 2005, with 98% of this amount being shipped to foreign markets. The average net price in the second quarter just ended was US$ 392/t (consolidated - US$ 542/t), which represents a healthy rise of 14% at the parent company level (consolidated rise of 5%) compared with the price of US$ 343/t (consolidated - US$ 516/t) in the same quarter of 2005.

Operating Performance

The Company’s pulpwood output was 674 thousand tons in the second quarter, 4% higher than the production for the same period of 2005. The unit cost of production in the quarter, expressed in R$, was 2% higher than for the second quarter of 2005, chiefly brought on by the rise in the cost of wood.

Parent Company

ANALYSIS OF COSTS

R$ / TON
	2nd Qt. 2006	2nd Qt. 2005

Cost of Sales (*)	643	640
Selling Expenses	26	23
Administrative Expenses	36	24
Other Operating Expenses (Revenues) (**)	59	99
Total	764	786
Cost of Production (R$/Ton)	566	557
Tons Sold	668,803	659,558
Tons Produced	674,235	648,522

(*) Includes average cost of inventories, plus cost of freight and insurance - R$ 75/ton (2005 -R$ 61/ton).

(**) Does not include Monetary / Exchange Variations and Financial Revenues / Expenses / Equity Pick-up.

2.     EVOLUTION OF FINANCIAL LIABILITIES

Parent Company
In thousands of Reais
	6/30/2006	3/31/2006
Gross Debt
Local currency	482,838	500,741

Foreign currency	1,584,461	1,355,921

Cash and cash equivalents (*)	667,542	814,715

Net Debt	1,399.757	1,041,947

Consolidated
In thousands of Reais
	6/30/2006	3/31/2006
Gross Debt
Local currency	1,103,864	1,009,351

Foreign currency	2,637,813	2,430,849

Cash and cash equivalents (*)	1,327,723	1,087,658

Net Debt	2,413,954	2,352,542

(*) Includes short- and long-term investments in marketable securities.

3.     OPERATIONAL INVESTMENTS

Investment outlays made in the second quarter of 2006 totaled R$ 139.6 million (consolidated -R$ 178.5 million), up over the R$ 111.4 million (consolidated - R$ 124.9 million) made in the same period last year. They were mainly allocated to the following areas: industrial (R$ 12.9 million), lands and forests (R$ 45.4 million), Veracel project (R$ 32.9 million), tree farming (R$ 53.7 million), forestry (R$ 15.7 million) and other investments (R$ 17.9 million), in consolidated figures.

* * * * *

06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2006	4 – DATE – 03/31/2006
1	TOTAL ASSETS	9,414,086	9,119,020
1.1	CURRENT ASSETS	2,649,499	2,398,489
1.1.1	CASH AND CASH EQUIVALENTS	54,397	32,970
1.1.2	CREDITS	807,439	839,868
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	474,334	510,265
1.1.2.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	19,547	16,411
1.1.2.3	ACCOUNTS RECEIVABLE FROM CUSTOMERS – OTHERS	3,129	3,115
1.1.2.4	EMPLOYEES	5,847	7,654
1.1.2.5	SUPPLIERS	8,701	11,350
1.1.2.6	TAXES	282,997	275,200
1.1.2.7	OTHERS	12,884	15,873
1.1.3	INVENTORIES	498,081	454,234
1.1.3.1	SUPPLIES	122,229	120,823
1.1.3.2	RAW MATERIALS	61,050	57,860
1.1.3.3	FINISHED GOODS	313,720	274,638
1.1.3.4	PRODUCTS IN PROCESS	0	0
1.1.3.5	OTHERS	1,082	913
1.1.4	OTHERS	1,289,582	1,071,417
1.1.4.1	SHORT-TERM INVESTMENTS	1,028,008	1,000877
1.1.4.2.	FINANCIAL APPLICATION	239,856	48,500
1.1.4.3	PREPAID EXPENSES	21,708	22,030
1.1.4.4	FIXED ASSETS AVAILABLE FOR SALE	0	0
1.1.4.5	RETENTIONS ON FINANCING CONTRACTS	0	0
1.1.4.6	OTHERS	10	10

06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2006	4 – DATE – 03/31/2006
1.2	LONG-TERM ASSETS	366,146	336,292
1.2.1	CREDITS	303,714	270,875
1.2.1.1	SUPPLIERS	204,149	194,389
1.2.1.2	TAXES	36,396	26,158
1.2.1.3	OTHERS	63,169	50,328
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0
1.2.2.1	FROM AFFILIATES	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0
1.2.2.3	OTHER COMPANIES	0	0
1.2.3	OTHERS	62,432	65,417
1.2.3.1	LONG-TERM INVESTMENTS	5,462	5,311
1.2.3.2	ESCROW DEPOSITS	53,379	53,672

1.2.3.3	RETENTIONS ON FINANCING CONTRACTS	0	0
1.2.3.4	OTHERS	3,591	6,434
1.3	FIXED ASSETS	6,398,441	6,384,239
1.3.1	INVESTMENTS	22,385	22,533
1.3.1.1	IN AFFILIATES	0	0
1.3.1.2	IN SUBSIDIARIES	19,727	19,876
1.3.1.3	OTHER COMPANIES	2,658	2,657
1.3.2	PROPERTY, PLANT AND EQUIPMENT	5,973,622	5,928,121
1.3.2.1	LAND	839,132	784,160
1.3.2.2	BUILDINGS	673,571	668,454
1.3.2.3	MACHINERY AND EQUIPMENT	3,310,320	3,378,036
1.3.2.4	FORESTS	904,433	878,950
1.3.2.5	ADVANCES TO SUPPLIERS	5,730	1,079
1.3.2.6	CONSTRUCTION IN PROGRESS	115,702	89,803
1.3.2.7	OTHERS	124,734	127,639
1.3.3	DEFERRED ASSETS	402,434	433,585
1.3.3.1	INDUSTRIAL	4,973	5,619
1.3.3.2	FORESTS	0	0
1.3.3.3	ADMINISTRATIVE	0	0
1.3.3.4	GOODWILL ARISING ON ACQUISITION OF ENTITIES	337,730	365,874
1.3.3.5	OTHERS	59,731	62,092

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2006	4 – DATE – 03/31/2006
2	TOTAL LIABILITIES	9,414,086	9,119,020
2.1	CURRENT LIABILITIES	825,706	903,824
2.1.1	LOANS AND FINANCING	401,285	344,577
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	161,286	170,408
2.1.4	TAXES	108,292	95,591
2.1.5	DIVIDENDS PAYABLE	76,984	91,519
2.1.6	PROVISIONS	42,377	30,011
2.1.6.1	VACATION AND 13th SALARY	27,759	22,803
2.1.6.2	PROFIT SHARING	14,618	7,208
2.1.7	LOANS FROM RELATED PARTIES	0	0
2.1.8	OTHERS	35,482	171,718
2.1.8.1	PROPOSED DIVIDENDS	0	150,000
2.1.8.2	OTHERS	35,482	21,718
2.2	LONG-TERM LIABILITIES	4,022,728	3,803,912
2.2.1	LOANS AND FINANCING	3,340,392	3,095,623
2.2.2	DEBENTURES	0	0
2.2.3	PROVISIONS	594,051	622,937
2.2.3.1	LABOR CONTINGENCIES	38,175	39,350
2.2.3.2	TAX CONTINGENCIES	496,759	496,859
2.2.3.3	INCOME TAX ON TEMPORARY DIFERENCES	59,117	86,728
2.2.4	LOANS FROM RELATED PARTIES	0	0
2.2.5	OTHERS	88,285	85,352
2.2.5.1	SUPPLIERS	21,757	24,272
2.2.5.2	OTHERS	66,528	61,080
2.3	DEFERRED INCOME	0	0
2.4	MINORITY INTEREST	1,153	734

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2006	4 – DATE – 03/31/2006
2.5	STOCKHOLDER’S EQUITY	4,564,499	4,410,550
2.5.1	PAID-IN CAPITAL	1,854,507	1,854,507
2.5.1.1	COMMON STOCK	783,599	783,599
2.5.1.2	PREFERRED STOCK	1,070,908	1,070,908
2.5.2	CAPITAL RESERVES	162,210	162,210
2.5.3	REVALUATION RESERVE	0	0
2.5.3.1	OWN ASSETS	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.5.4	REVENUE RESERVES	2,199,461	2,199,461
2.5.4.1	LEGAL	281,037	281,037
2.5.4.2	STATUTORY	0	0
2.5.4.3	FOR CONTINGENCIES	0	0
2.5.4.4	UNREALIZED INCOME	0	0
2.5.4.5	FOR INVESTMENTS	1,927,410	1,927,410
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.5.4.7	OTHER UNREALIZED INCOME	(8,986)	(8,986)
2.5.4.7.1	TREASURY STOCK	(8,986)	(8,986)
2.5.5	RETAINED EARNINGS	348,321	194,372

07.01 – CONSOLIDATED STATEMENT OF OPERATIONS – THOUSAND OF R$

		3 – FROM : 04/01/2006	4 – FROM : 01/01/2006	5 – FROM : 04/01/2005	6 – FROM : 01/01/2005
1 – CODE	2 – DESCRIPTION	TO : 06/30/2006	TO : 06/30/2006	TO : 06/30/2005	TO : 06/30/2005
3.1	GROSS SALES AND SERVICES REVENUE	1,039,664	2,061,909	929,735	1,835,055
3.2	SALES TAXES AND OTHER DEDUCTIONS	(116,322)	(239,641)	(117,239)	(231,734)
3.3	NET SALES REVENUE	923,342	1,822,268	812,496	1,603,321
3.4	COST OF GOODS SOLD	(548,461)	(1,113,523)	(420,817)	(834,035)
3.5	GROSS PROFIT	374,881	708,745	391,679	769,286
3.6	OPERATING (EXPENSES) INCOME	(249,943)	(196,087)	43,252	(84,944)
3.6.1	SELLING	(44,590)	(89,746)	(40,399)	(80,234)
3.6.2	GENERAL AND ADMINISTRATIVE	(29,022)	(52,551)	(22,295)	(46,675)
3.6.3	FINANCIAL	(134,144)	25,556	175,586	140,796
3.6.3.1	FINANCIAL INCOME	46,875	196,618	42,594	105,165
3.6.3.2	FINANCIAL EXPENSES	(181,019)	(171,062)	132,992	35,631
3.6.4	OTHER OPERATING INCOME	13,361	25,319	11,167	21,560
3.6.5	OTHER OPERATING EXPENSES	(55,400)	(104,123)	(79,863)	(119,089)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	(148)	(542)	(944)	(1,302)
3.7	OPERATING INCOME	124,938	512,658	434,931	684,342
3.8	NON-OPERATING (EXPENSES) INCOME	(84)	(505)	(1,693)	(2,304)
3.8.1	INCOME	38	3,252	369	490
3.8.2	EXPENSES	(122)	(3,757)	(2,062)	(2,794)
3.9	INCOME BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	124,854	512,153	433,238	682,038
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(441)	(81,754)	(129,145)	(204,920)
3.11	DEFERRED INCOME TAXES	29,955	(16,117)	36,980	64,681
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0	0
3.12.1	PARTICIPATIONS	0	0	0	0
3.12.2	REMUNERATION	0	0	0	0
3.13	REVERSION OF INTERESTS ON STOCKHOLDERS’ CAPITAL	74,000	163,000	151,900	151,900
3.14	MINORITY INTEREST	(419)	(354)	(48)	(8)
3.15	NET INCOME FOR THE PERIOD	227,949	576,928	492,925	693,691
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,030,588	1,030,588	1,030,693	1,030,693
	EARNINGS PER SHARE	0,22118	0,55980	0,47825	0,67303
	LOSS PER SHARE	-	-	-	-

08.01 – PERFORMANCE COMMENTS OF CONSOLIDATED IN THE QUARTER

The consolidated Performance comments for this quarter, were disclosed together with Aracruz Celulose S.A.’s (Controlling Company) performance comments, group 05.

15.01 – INVESTMENTS PROJECTS

(Convenience Translation into English from the original previously issued in Portuguese)

The comments related to investments were disclosed in note 3 group 05.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

(Convenience Translation into English from the original previously issued in Portuguese)

Stock position of stockholders with more than 5% of voting stocks

In order to be in compliance with the best practices of Corporate Governance (Level 1), we disclose below, the stock positions as of June 30, 2005:

Parent Company:
Aracruz Celulose S.A.			CNPJ: 42.15.511/0001-61

	Stocks
	Common		Preferred A		Preferred B		Total
	Quantity		Quantity		Quantity		Quantity
Stockholders	Thousand	%	Thousand	%	Thousand	%	Thousand	%
Newark Financial Inc.	127,506	28.00	-	-	-		127,506	12.35
Arainvest Participações S.A.	127,506	28.00	27,737	72.95	-		155,243	15.03
Arapar S.A.	127,494	28.00	-	-	-		127,494	12.35
Lorentzen Empreendimentos	12	0.00	-	-	-		12	0.00
BNDES Participações S.A.	56,881	12.49	10,000	26.30	30,001	5.57	96,882	9.38
Treasure Hold Investments Corp	-	-	-	-	57,876	10.73	57,876	5.60
Caixa Previd. Func. Banco do
Brasil	581	0.13	-	-	31,694	5.88	32,275	3.13
Capital Research and
Management Company	-	-	-	-	29,490	5.47	29,490	2.86
Treasury stock	483	0.10	-	-	1,483	0.28	1,966	0.19
Others	14,928	3.28	285	0.75	388,597	72.07	403,810	39.11
Total	455,391	100.00	38,022	100.00	539,141	100.00	1,032,554	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Share Capital of majority stockholders (from controlling companies to individual stockholders)

Parent Company:
Newark Financial Inc.
	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities		%
Votorantim Celulose e Papel S.A.	50,000	100.00	-	-	50,000		100.00
Total	50,000	100.00	-	-	50,000		100.00

Parent Company:
Votorantim Celulose e Papel S.A			CNPJ: 60.643.228/0001-21

	Stocks
Stockholders	Common			Preferred		Total
	Quantity			Quantity		Quantity
	Unities		%	Unities	%	Unities	%
Nova HPI Participações Ltda.	11,679,604		11.05	-	-	11,679,604	6.10
Votorantim Participações S.A.	94,022,846		88.95	3	-	94,022,849	49.07
BNDES Participações S.A		-	-	6,576,539	6.68	6,576,539
MONDRIAN Investment Partners Ltd		-	-	9,968,169	10.13	9,968,169
Council of Administration , Chief Officers and Fiscal council		-	-	3,038	-	3,038	-
Others		-	-	80,813,807	82.09	80,813,807	39.59
Treasury stocks		2	-	1,081,499	1.10	1,081,501	0.53
Total		105,702 100.00		98,443,055	100.00	204,145,507	100.00

Parent Company:
Nova HPI Participações Ltda.			CNPJ: 65.785.669/0001-81

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Votorantim Participações S.A.	7,212,408	100.00	-	-	7,212,408	100.00
Hejoassu Administração Ltda.	1	0.00	-	-	1	0.00
Total	7,212,409	100.00	-	-	7,212,409	100.00

Parent Company:
Votorantim Participações S.A.			CNPJ: 61.082.582/0001-97

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Hejoassu Administração Ltda.	5,227,057,494	98.56	-	-	5,227,057,494	98.56
José Ermírio de Moraes Filho - Espólio	19,026,623	0.36	-	-	19,026,623	0.36
Antônio Ermírio de Moraes	19,026,623	0.36	-	-	19,026,623	0.36
Ermírio Pereira de Moraes	19,026,623	0.36	-	-	19,026,623	0.36
Maria Helena Moraes Scripilliti	19,026,623	0.36	-	-	19,026,623	0.36
Total	5,303,163,986	100.00	-	-	5,303,163,986	100.00

Parent Company:
Hejoassu Administração Ltda.			CNPJ: 61.194.148/0001-07

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
José Ermírio de Moraes Filho - Espólio	400,000	25.00	-	-	400,000	25.00
AEM Participações S.A.	400,000	25.00	-	-	400,000	25.00
ERMAN Participações S.A.	400,000	25.00	-	-	400,000	25.00
MRC Participações S.A.	400,000	25.00	-	-	400,000	25.00
Total	1,600,000	100.00	-	-	1,600,000	100.00

Parent Company:
AEM Participações S.A.			CNPJ: 05.062.403/0001-89

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Antônio Ermírio de Moraes	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.33	300	0.00

MRC Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:
ERMAN Participações S.A.	CNPJ: 05.062.376/0001-44

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Ermírio Pereira de Moraes	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
AEM Participações S.A.	-	-	300	33.33	300	0.00
MRC Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:
MRC Participações S.A.			CNPJ: 05.062.355/0001-29

	Stocks
	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
Stockholders	Unities		Unities		Unities
Maria Helena de Moraes S. Noschese	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
AEM Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:
JEMF Participações S.A.			CNPJ: 05.062.394/0001-26

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
José Ermírio de Moraes Neto	3,500	33.33	-	-	3,500	33.30
José Roberto Ermírio de Moraes	3,500	33.34	-	-	3,500	33.30
Neide Helena de Moraes	3,500	33.33	-	-	3,500	33.30
AEM Participações S.A.	-	-	4	33.33	4	0.03
ERMAN Participações S.A.	-	-	4	33.34	4	0.04
MRC Participações S.A.	-	-	4	33.33	4	0.03
Total	10,500	100.00	12	100.00	10,512	100.00

Parent Company:
BNDES Participações S.A. - BNDESPAR		CNPJ: 00.383.281/0001-09

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	1	100.00	-	-	1	100.00
Total	1	100.00	-	-	1	100.00

Parent Company:
Banco Nacional de Desenvolvimento Econômico e Social - BNDES		CNPJ: 00.383.281/0001-09

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
União Federal	6,273,711,452	100.00	-	-	6,273,711,452	100.00
Total	6,273,711,452	100.00	-	-	6,273,711,452	100.00

Parent Company:
ARAINVEST Participações S.A.		CNPJ: 06.139.408/0001-25

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Thousand	%	Thousand	%	Thousand	%
Joseph Yacoub Safra	85,990	49.99	21,489	49.98	107,479	49.99
Moise Yacoub Safra	85,990	49.99	21,489	49.98	107,479	49.99
Others	4	0.02	18	0.04	22	0.02
Total	171,984	100.00	42,996	100.00	214,980	100.00

Parent Company:
ARAPAR S.A.			CNPJ: 29.282.803/0001-68

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Nobrasa Empreendimentos S.A.	388,095,112	41.56	-	-	388,095,112	20.78
Lorentzen Empreendimentos S.A.	302,702,581	32.42	-	-	302,702,581	16.21
São Teófilo Rep. Participações S.A.	226,072,316	24.21	689,998,728	73.89	916,071,044	49.05
Outros	16,944,980	1.81	243,816,261	26.11	260,761,241	13.96
Total	933,814,989	100.00	933,814,989	100.00	1,867,629,978	100.00

Parent Company:
Lorentzen Empreendimentos S.A.			CNPJ: 33.107.533/0001-26

			Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Nobrasa Empreendimentos S.A	46,876,916	79.29	-	-	46,876,916	63.02
Nebra Participações Ltda	9,178,630	15.53	3,732,352	24.44	12,910,982	17.36
New Era Develop Cp. Lt	1,735,013	2.93	4,960,455	32.49	6,695,468	9.00
Tiba Participações Ltda	1,327,485	2.25	6,572,501	43.05	7,899,986	10.62
Others	93	-	3,146	0.02	3,239	-
Total	59,118,137	100.00	15,268,454	100.00	74,386,591	100.00

Parent Company:
Nobrasa Empreendimentos S.A.			CNPJ: 30.927.925/0001-43

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Erling Sven Lorentzen	78,978,748	97.46	-	-	78,978,748	97.46
Others	2,055,210	2.54	-	-	2,055,210	2.54
Total	81,033,958	100.00	-	-	81,033,958	100.00

Parent Company:
Nebra Participações S.A.			CNPJ: 04.418.550/0001-86

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
New Era Development Co. Ltd.	10,586,189	99.99	-	-	10,586,189	99.99
Others	100	0.01	-	-	100	0.01
Total	10,586,289	100.00	-	-	10,586,289	100.00

Parent Company:
Tiba Participações Ltda			CNPJ: 03.410.452/0001-30

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Haakon Lorentzen.	2,103,695	100.00	-	-	2,103,695	100.00
Others	1	-	-	-	1	-
Total	2,103,696	100.00	-	-	2,103,696	100.00

Parent Company:
Caminho Editorial Ltda			CNPJ: 54.089.495/0001-04

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Brasil Warrant Admin. Bes e Empresas Ltda	90,557,436	90.65	-	-	90,557,436	90.65
Others	9,340,157	9.35	-	-	9,340,157	9.35
Total	99,897,593	100.00	-	-	99,897,593	100.00

Parent Company:
Nalbra S LLC

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Nalbra Inc.	30,012,000	100.00	-	-	30,012,000	100.00
Total	30,012,000	100.00	-	-	30,012,000	100.00

Parent Company:
São Teófilo Repres. Participações Ltda			CNPJ: 03.214.652/0001-17

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Caminho Editorial Ltda	14,962,154	45.41	2,033,046	6.87	16,995,200	27.18
Nalbra S LLC	16,475,914	50.00	8,509,948	28.77	24,985,862	39.95
Brasil Warant Admin. de Bens e Empresas Ltda	1,513,760	4.59	3,596,972	12.16	5,110,732	8.17
Brasil Silva I LLC	-	-	9,740,015	32.92	9,740,015	15.58
Fernando Roberto Moreira Salles	-	-	1,704,503	5.76	1,704,503	2.73
Others	-	-	3,999,639	13.52	3,999,639	6.39
Total	32,951,828	100.00	29,584,123	100.00	62,535,951	100.00

Parent Company:
Brasil Warrant Admin. Bens e Empresas Ltda			CNPJ: 33.744.277/0001-88

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Fernando Roberto Moreira Salles	60	25.00	60	25.00	120	25.00
Walter Moreira Salles Júnior	60	25.00	60	25.00	120	25.00
Pedro Moreira Salles	60	25.00	60	25.00	120	25.00
João Moreira Salles	60	25.00	60	25.00	120	25.00
Total	240	100.00	240	100.00	480	100.00

Parent Company:
BNDES Participações S.A. - BNDESPAR			CNPJ: 00.383.281/0001-09

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES	1	100.00	-	-	1	100.00
Total	1	100.00	-	-	1	100.00

Parent Company:
Banco Nacional de Desenvolvimento Econômico e Social - BNDES			CNPJ: 00.383.281/0001-09

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
União Federal	6,273,711,452	100.00	-	-	6,273,711,452	100.00
Total	6,273,711,452	100.00	-	-	6,273,711,452	100.00

Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.

Position on June 30, 2006
			Preferred		Preferred
	Common		Stocks		Stocks
Stockholder	Stocks	%	(Class A)%		(Class B)%		Total	%
Majorities Stockholders	439,400,228	96.5	37,736,642	99.2	87,876,647	16.3	565,013,517	54.7
Lorentzen (4)	127,506,457	28.0	-	-	-	-	127,506,457	12.3
Safra (5)	127,506,457	28.0	27,736,642	72.9	57,875,517	10.7	213,118,616	20.7
VCP	127,506,457	28.0	-	-	-	-	127,506,457	12.3
BNDES	56,880,857	12.5	10,000,000	26.3	30,001,130	5.6	96,881,987	9.4

Management	193,034	0	0	0	83,506	0	276,540	-
Councilors	193,034	0	0	0	66,308	0	259,342	-
Directors	-	-	-	-	17,198	0	17,198	-

Tax Council	10	0	-	-	-	-	10	-

Treasury Stocks (1)	483,114	0.1	-	-	1,483,200	0.3	1,966,314	0.2

Other Stockholders (2)	15,314,313	3.4	285,214	0.8	449,698,212	83.4	465,297,739	45.1

Total issued stocks (3)	455,390,699	100.0	38,021,856	100.0	539,141,565	100.0	1,032,554,120	100.0

Outstanding stocks (2)	15,314,313	3.4	285,214	0.8	449,698,212	83.4	465,297,739	45.1

52

(1)	Stocks issued and repurchased by the Company, waiting cancellation.

(2)	Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(3)	Total number of subscribed stocks and issued by the Company.

(4)	Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.

(5)	Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, 27,736,642 PNA stock and Treasure Hold Investments Corp. 57,875,517 PNB .

Stocks Position of Majority Stockholders, Management, Members of the Fiscal Council and outstanding stocks.

Position on June 30, 2005
			Preferred		Preferred
	Common		Stocks		Stocks
Stockholder	Stocks	%	(Class A)%		(Class B)%		Total	%
Majorities Stockholders	439,400,228	96.5	37,736,642	99.2	90,790,783	16.8	567,927,653	55.0
Lorentzen (5)	127,506,457	28.0					127,506,457	12.3
Safra (6)	127,506,457	28.0	27,736,642	72.9	57,875,517	10.7	213,118,616	20.6
VCP	127,506,457	28.0					127,506,457	12.3
BNDES	56,880,857	12.5	10,000,000	26.3	32,915,266	6.1	99,796,123	9.7

Management	2,049		0		17,706		19,755
Councilors	2,049		0		508		2,557
Directors					17,198		17,198

Tax Council	10						10

Treasury Stocks (1)	483,114	0.1			1,378,000	0.3	1,861,114	0.2

Other Stockholders (2)	15,505,298	3.4	285,536	0.8	446,954,754	82.9	462,745,588	44.8

Total issued stocks (3)	455,390,699	100.0	38,022,178	100.0	539,141,243	100.0	1,032,554,120	100.0

Outstanding stocks (4)	15,507,357	3.4	285,536	0.8	446,972,460	82.9	462,765,353	44.8

(1)	Stocks issued and repurchased by the Company, waiting cancellation.

(2)	Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(3)	Total number of subscribed stocks and issued by the Company.

(4)	Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession.

(5)	Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.

(6)	Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, 27,736,642 PNA stock and Treasure Hold Investments Corp. 57,875,517 PNB .

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

(Convenience Translation into English of original previously issued in Portuguese)

Special Review of Quarterly Financial Information as of June 30, 2006 (Free Translation from Portuguese Original)

To the Administrators and Stockholders, Aracruz Celulose S.A. Aracruz - ES

1.	We have conducted a special review of the Quarterly Financial Information - ITR of Aracruz Celulose S.A. (Parent Company and Consolidated) for the quarter and half ended June 30, 2006. These interim financial statements are the responsibility of the Company’s management and were prepared in accordance with accounting principles generally accepted in Brazil on the basis of corporate legislation, encompassing the balance sheets, statements of income and performance reports.

2.	Our review was conducted in accordance with the specific norms established by the Brazilian Institute of Independent Auditors – IBRACON, in conjunction with the Federal Accounting Council, and consisted mainly of: (a) making inquiries of and engaging in discussions with the Administrators responsible for the accounting, financial and operational areas of the Company and its subsidiaries regarding the criteria adopted in preparing the quarterly financial information; and (b) reviewing the subsequent information and events that have or may have significant effects on the financial situation and operations of the Company and its subsidiaries.

3.	Based on our special review, we are not aware of any material modifications that should be made to the Quarterly Financial Information referred to in the first paragraph above, in order for it to be in accordance with the accounting principles generally accepted in Brazil on the basis of corporate legislation, applied in a manner consistent with the standards issued by the Brazilian Securities Commission (CVM) specifically applicable to the disclosure of mandatory Quarterly Financial Information.

4.	Our special review was conducted for the purpose of issuing a report on the Quarterly Financial Information – ITR referred to in the first paragraph above, taken as a whole. The statements of cash flow and value added for the quarter ended June 30, 2006, which are being presented in order to provide supplementary information on the Company and its subsidiaries, are not required as an integral part of the Quarterly Financial Information – ITR. These statements of cash flow and value added for the quarter ended June 30, 2006 have been submitted to the same review procedures described in the second paragraph above and, based on our special review, we are not aware of any material modifications that should be made to these supplementary interim financial statements, in order for them to be presented fairly, in all material respects, in relation to the Quarterly Financial Information for the quarter and half ended June, 2006, taken as a whole.

5.	The balance sheets as of March 31, 2006 (Parent Company and Consolidated) and statements of income, cash flow and value added for the quarter ended June 30, 2005, presented for comparison purposes, were reviewed by us and our reports on our special reviews, dated April 6, 2006 and July 8, 2005, respectively, were issued without qualifications.

Rio de Janeiro, July 6, 2006

Portuguese original signed by:

DELOITTE TOUCHE TOHMATSU	Celso de Almeida Moraes
Independent Auditors	Accountant
CRC - SP 011.609/O-S-ES	CRC-SP 124.669/O- S-ES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2006

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer